

November 9, 2011

Via Facsimile
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

      Re: Auscrete Corporation
             Pre-effective Amendment 8 to Registration Statement on Form S-1
             Filed November 7, 2011
             File No. 333-166976

Dear Mr. Sprovieri:

We reviewed the filing and have the comments below.

1. We note that you appear to have had some difficulty filing a marked version of the Amendment No. 8 to the registration statement, as filings for this amendment were made on November 7, 8 and 9. When you are ready to file your next amendment, please review the EDGAR Filer Manual, available on our website, or contact Filer Technical Support at 202-551-8900 if you have questions about how to make the required filings.

Prospectus' Outside Front Cover Page

2. We note that you have revised disclosure on the cover page and elsewhere in response to our prior comment 3 to reflect the fact that you have contractually agreed that the sale must be completed within 180 days after effectiveness of the registration statement. Since Rule 419 requires a longer time frame of 18 months, and you have also referred to the 18 month period on the cover page, please revise to clarify that this is the maximum timeframe allowed by law, notwithstanding the shorter timeframe agreed to by the parties. Otherwise the various references to returning shares after 180 days versus 18 months may be confusing to investors. The disclosure should be more clear in case the transaction does not close and investors become entitled to a return of their funds.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via U.S. Mail</u>
       Luc Nguyen, Esq.
       1192 Draper Parkway, #244
       Draper, UT 84020